SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: U.S. GLOBAL LEADERS VARIABLE INSURANCE TRUST

Address of Principal Business Office (No. & Street, City, State,
Zip Code): 630 FIFTH AVENUE, STE. 2910, NEW YORK. NY 10111

Telephone Number (including area code):  (212) 765-5350

Name and address of agent for service of process:
Julie Allecta, Esq. Paul, Hastings, Janofsky & Walker, 345
California St., San Francisco, CA 94104.

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A

                           YES / X  /     NO /    /

                                                    SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 21st day of November, 1997.

Signature   U.S. GLOBAL LEADERS VARIABLE INSURANCE TRUST
               (Name of Registrant)

                                                     By STEVEN J. PAGGIOLI
                                                        Steven J. Paggioli
                                                        Trustee


Attest:           ROBIN BERGER
          Robin Berger, Secretary